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                              October 28, 2020

       Kevin Hearde
       Executive Vice President & Chief Financial Officer
       MARAVAI LIFESCIENCES HOLDINGS, INC.
       10770 Wateridge Circle Suite 200
       San Diego, California 92121

                                                        Re: MARAVAI
LIFESCIENCES HOLDINGS, INC.
                                                            Amendment 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
23, 2020
                                                            CIK No. 0001823239

       Dear Mr. Hearde:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 2 to Draft Registration Statement on Form S-1 filed October 23, 2020

       Prospectus Summary
       Overview, page 2

   1. We note your response to our prior comment 1 and we re-issue the latter part of the comment. Regarding the
potential use of CleanCap by Chula Vaccine Research Center in
                                                        partnership with the
University of Pennsylvania, eTheRNA Immunotherapies and
                                                        Greenlight Biosciences,
please revise your disclosure to explain the basis for your belief that they may
potentially use CleanCap in their vaccine trials. If these plans are based on conversations, please
briefly describe the conversations.

       Management's Discussion and Analysis of Financial Condition and Results of Operations
 Kevin Hearde
MARAVAI LIFESCIENCES HOLDINGS, INC.
October 28, 2020
Page 2
New Credit Agreement, page 109

2. Please revise your disclosure to quantify the distribution made to members with the proceeds of the New Credit Agreement discussed on page 109.
Management's Discussion & Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources
Sources of Liquidity, page 108

3. We note your response to comment three and that Adjusted EBITDA is a financial covenant under your credit agreements. Please revise your disclosure for your credit agreements to include the following:
          the material terms of the covenant that relate to Adjusted EBITDA; the amount or limit required for compliance with the covenant; and the actual or reasonably likely effects of compliance or non-compliance with the
          covenant on the company's financial condition and liquidity.
      With regards to disclosures of Adjusted EBITDA under the section "How We Assess Our
      Business", please refer the reader to the Liquidity section where the revised covenant disclosures are located. Refer to Question 102.09 of the Non-GAAP Financial
      Measures Compliance & Disclosure Interpretations.
       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin Hearde
                                          Division of Corporation Finance
Comapany NameMARAVAI LIFESCIENCES HOLDINGS, INC.
                                          Office of Life Sciences
October 28, 2020 Page 2
cc:       Robert Hayward
FirstName LastName